OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Work Force Coin, LLC

10421 S. Jordan Gtwy Ste 600
South Jordan, UT 84095

http://workforcecoin.com



10000 units of Class B Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000 Class B Membership Interest deliverable in the form of tokens
("Work Force Coin Tokens") ($1,070,000)

Maximum subject to adjustment for bonus interests. See 10% Bonus below

Minimum 10,000 Class B Membership Interest deliverable in the form of tokens
("Work Force Coin Tokens") ($10,000)

Company	Work Force Coin, LLC
Corporate Address	10421 S. Jordan Gtwy Ste 600, South Jordan, UT, 84095
Description of Business	Real Estate Investment Company
Type of Security Offered	Class B Membership Interests, deliverable in token form ("Work Force Coin Tokens") (the "Securities")
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Terms of Tokens

Work Force Coin Tokens

Description: Work Force Coin Tokens will represent a single Class B Membership Interest of the company, with rights and preferences as designated in the Operating Agreement and summarized in the Offering Document.

- **Blockchain:** Work Force Coin Membership Interest is on Etherscan The Ethereum Block Explorer ERC-20
- **Exchanges:** We intend to list tokens on a crypto-exchange, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** 1 vote per Membership Interest
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** <u>Available Funds</u>. The Company may, in the sole discretion of the Managers, distribute to the Members, at annual intervals, any Available Funds remaining after the reservation of a reasonable fund to cover the operation of the Company. <u>Allocation</u>. The Company will make all Distributions to the Members in proportion to their Membership Interests. (see Operating Agreement attached as an Exhibit to the Offering Memorandum for a complete set of terms.
- **Other:** see Operating Agreement for a complete set of terms.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Work Force Coin, LLC will offer 10% additional bonus interests for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any interests you purchase. For example, if you buy 100 Class B Membership Interests at $1.00 / interest, you will receive 110 Class B Membership Interests, meaning you'll own 110 shares for $100. Fractional interests will not be distributed and share bonuses will be determined by rounding down to the nearest whole interest.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Our plan is to purchase distressed properties valued at least 15% below market value (minus repair costs), rehabbing them, and flipping them for profit.

Work Force Coin LLC

Work Force Coin LLC is a real estate investment company providing potential investors an opportunity to become members, investors and owners of the company when they invest in our cryptocurrency Work Force Coin "Membership Interest" or "token".

Work Force Coin LLC engages in real estate investments through acquisitions and divestments of residential, commercial, hotels, and resorts in California, growing areas throughout United States, Europe, Asia and North America.

INTRINSIC VALUE

Intrinsic value of real estate is its inherent value of worth such as; cost, and market approach, along with income approach (generating income: rents, leases), acquisitions, divestments, and appreciation.

- Cost approach (how much does it cost to build a particular piece of property) or (replacement cost)
- Market approach (selling price of similar properties)
- Income Capitalization approach (net income/market value)
- (a) rents or leases
- Real Estate Appreciation Value (value increases over time, improvements, other home prices in your particular area, (purchase price – debt= appreciation over time))

Our goal if achieved is to purchase real estate at below market price to "Fix and Flip". Some properties may require minor repairs what we consider "cookie cutter" rehab. Cookie cutter rehab are properties in need of a fresh coat of paint, perhaps new flooring and updating landscaping. Other properties may require more intensive work such as updating wiring, new roofing, removal of all drywall, kitchen and bath remodeling.

Buy and Hold Strategy

There maybe times while executing our business strategy of buying and selling properties, that we implement a buy and hold strategy on a particular property. This strategy will allow us to purchase a property, make minor repairs and hold the property while leasing to potential tenants to receive monthly income, allowing WFC's to benefit from value appreciation over time.

Description of Token:

One Token is the same as one Membership Interest

"Token" means a Work Force Coin Cryptocurrency Tokens. Tokens shall be the measure by which each holder's Percentage Membership Interest is determined, even though such ownership may be different from (more or less than) the holder's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Tokens.

Current development stage of the Work Force Coin Membership Interest or Token:

Work Force Coin LLC is at the start-up stage of development which consist of our Work Force Coin Membership Interest.

Work Force Coin Membership Interest is completed and is currently on Etherscan (Ethereum Block Explorer) ERC20 block chain. As of today, WFC LLC does not have any plans to transfer Work Force Coin Membership Interest to any other block chain or Ethereum Block Chain.

At this time Work Force Coin Membership Interest is neither currently live nor trading on any crypto-currency trading exchanges. As of now we anticipate going live after a successful crowdfunding offering campaign to trade on one of the many crypto-currency trading exchanges. There is no guarantee that a successful trading option for Work Force Coin Membership Interest to ever be admitted on any cryptocurrency exchange now or in the future.

Real Estate Acquisitions/Divestment

Work Force Coin LLC does not own any real estate and has not selected any properties for acquisitions. At this time, Work Force Coin LLC has not purchased any real estate properties, nor entered into any contract or negotiation to purchase properties. Work Force Coin LLC is presenting potential investors an opportunity to become members with the hope WFC LLC can purchase properties below market value, sell properties for a profit and participate in WFC cryptocurrency tokens.

Acquisition of properties along with profits, rents, divestments, appreciation may provide the intrinsic value in Work Force Coin Membership Interest. Also the trading of our Work Force Coin Membership Interest on crypto-exchanges there is a possibility that there will be a increase for supply and demand thereby increasing Work Force Coin Membership Interest trading price.

There are no guarantees that we will be successful in our endeavor of acquisitions and or divestments of any real estate properties.

Sales, Supply Chain and Customer Base

We are a start-up stage company. We currently do not have any real properties for divestments at this time. We do not lease or own any real property. We currently have a website www.workforcecoin.com. We do not pay rent for our corporate headquarters.

WFC LLC is a start-up stage company. Our supply chain has yet to be developed. Our goal is to purchase 1-3 properties within every three months.

Our potential customer base target market will be distress homeowners, absentee owners, bank repos, auction properties, hotels, resorts and tax sales. We will look for these properties in growing areas throughout California, United States, Europe, Asia and North America.

Competition

The majority of our competitors are traditional run of the mill realty investors, and realty investment companies.

Liabilities and Litigation

Work Force Coin LLC at this point doesn't have any liabilities and never has or been involved in any judicial proceeding.

The team

Officers and directors

Mark Hayes	CEO, Co-Founder and Manager
Ethel Hayes	President Acquisitions & Divestment, Co-Founder and Manager
Ashley Hayes	Manager
Britney Hayes	Manager

Mark Hayes
With over 30 years in the real estate business, Mark Hayes is a Business Owner and an independent Real Estate Investor. He's negotiated acquisitions and handled divestments of business and real estate projects. Past 3 yrs Real Estate Investor: Private Account: 01/15 to 01/18. Currently works full-time with WFC since March 2018. No others positions held.

Ethel Hayes
Ethel Hayes has over 20 years in the real estate and investment business. She's negotiated acquisitions, handled divestments of businesses, and negotiated real estate contracts. Currently works part-time at WFC - 36hrs/wk since March 2018. Her primary job is at AutoClub of Southern California where she currently works full time as an Auditor, Dates:07/1997 to present.

Ashley Hayes
Bachelor of Science Business with Accounting concentration. Controlled and directed

all real estate transactions details regarding acquisitions and divestments. Accounting Specialist Avid Center, San Diego, CA which is her primary full-time position. Excellence Real Estate Transaction Coordinator 08/15 to present . Currently working part-time at WFC 10 - 15 hours per week since March 2018.

Britney Hayes
Bachelor of Science Microbiology Controlled and directed all real estate transactions details regarding acquisitions and divestments. Microbiologist at Axia Pharmaceuticals, Santa Monica, CA which she does Full-time present. This is her primary job. She also works at Excellence Real Estate 08/15 to present. Currently working part-time at WFC 10 - 15 hours per week since March 2018

Number of Employees: 4

Related party transactions

Work Force Coin LLC has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **We are an emerging growth company organized in 03/02/2018 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.** We were organized in early 2018 and have not yet started operations. As a result of our start-up operations we (i) have generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

- **The company has not yet identified any specific real estate to purchase and, therefore, Members will not have the opportunity to evaluate some of our investments before we make them, which makes investments more speculative.** We will seek to invest substantially all of the net offering proceeds from this Offering, after the payment of fees and expenses, in the acquisition of or investment in interests in assets. However, because, as of the date of this Offering Circular, we have not identified the assets we expect to acquire and because our Members will be unable to evaluate the economic merit of assets before we invest in them, they will have to rely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that our Members' investment may not generate returns comparable to our competitors.

- **Our Manager will have complete control over the Company and will therefore make all decisions of which Members will have no control.** Our Manager, shall make certain decisions without input by the Members. Such decisions may pertain to employment decisions, including our Manager's compensation arrangements, the appointment of other officers and managers, and whether to enter into material transactions with related parties.

- **An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Interests** Since there is no public trading market for our Interests, you may never be able to liquidate your investment or otherwise dispose of your Interests. The Company does currently have a redemption program, but there is no guarantee that the Company will ever redeem or "buy back" your Interests. Further, no one is allowed to redeem their Interests until twelve (12) months after the Interests were purchased. In a given calendar year if members would like to redeem some or all of their interests Work Force Coin LLC will only redeem up to 5.0% of all total members Interests as calculated on December 31 of the prior year. The 5% redemption means that the company will only redeem up to 5% of the total Interest investments in one calendar year. This is to make sure Work Force Coin LLC, will be able to meet any and all of its obligations and or liabilities in a calendar year and be able to access all risks to continue as a ongoing concern.

- **The profitability of attempted acquisitions is uncertain.** We intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the properties will not achieve anticipated sales price or occupancy levels and that estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Expenses may be greater than anticipated.

- **Rising expenses could reduce cash flow and funds available for future acquisitions.** Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

- **If we purchase assets at a time when the single family, multifamily, or commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.** The multifamily real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. A single family, multifamily, or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of "for sale" properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where our properties will be located and in the market for multifamily space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to you.

- **We may not make a profit if we sell a property.** The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

- **We may depend on tenants for some of our revenue and therefore our revenue may depend on the economic viability of our tenants.** We will be highly dependent on income from tenants or the sale of properties. Our financial results will depend in part on leasing space in the properties or the full properties we acquire to tenants on economically favorable terms. In the event of a tenant default prior to stabilization, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. A default, of a substantial tenant or number of tenants at any one time, on lease payments to us would cause us to lose the revenue associated with such lease(s) and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. Therefore, lease payment defaults by tenant(s) could cause us to lose our investment or reduce the amount of distributions to Members.

- **Competition with third parties in acquiring and operating properties may reduce our profitability and the return on your investment.** We compete with many other entities engaged in real estate investment activities, many of which have greater resources than we do. Specifically, there are numerous commercial developers, real estate companies, and foreign investors that operate in the markets in which we may operate, that will compete against us in acquiring residential, commercial, and other properties that will be seeking investments and tenants for these properties. Competitors with substantially greater financial resources than us may generally be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of entities in which investments may be made or risks attendant to a geographic concentration of investments. Demand from third parties for properties that meet our investment objectives could result in an increase of the price of such properties. If we pay higher prices for properties, our profitability may be reduced and you may experience a lower return on your investment. In addition, our properties may be located in close proximity to other properties that will compete against our properties for tenants. Many of these competing properties may be better located and/or appointed than the properties that we will acquire, giving these properties a competitive advantage over our properties, and we may, in the future, face additional competition from properties not yet constructed or even planned. This competition could adversely affect our business. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for residential renters. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or lower the occupancy and the rent we may charge tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties which we would not have otherwise made, thus affecting cash available for distributions to you.

- **We may not have control over costs arising from rehabilitation or ground up construction of properties.** We may elect to acquire properties which may require rehabilitation or even be from the "ground up," meaning that we purchase the land and implement a plan to construct a multifamily building, single family residence or commercial building on the land. In particular, we may acquire affordable properties that we will rehabilitate and convert to market rate properties. We may also purchase land, entitle the land for a multifamily building, single family residence or commercial building (if that is not already provided), architect a multifamily building, single family residence, or commercial building and build a brand new multifamily building, single family residence, or commercial building. Consequently, we intend to retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification.

- **Inventory or available properties might not be sufficient to realize our investment goals.** We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Members ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

- **The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.** The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

- **The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our Members from realizing a return on their Interest ownership.** There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

- **Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.** Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

- **We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.** We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

- **We do not set aside funds in a sinking fund to pay distributions or redeem the Interests, so you must rely on our revenues from operations and other sources of funding for distributions and withdrawal requests. These sources may not be sufficient to meet these obligations.** We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on or redeem the Interests at the end of the applicable non-withdrawal period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for distributions payments and payments upon withdrawal. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Interests is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues

- **You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Member.** Our Manager determines our major policies, including our policies regarding financing, growth and debt capitalization. Our Manager may amend or revise these and other policies without a vote of the Members. Our Manager's broad discretion in setting policies and our Members' inability to exert control over those policies increases the uncertainty and risks you face as a Member. In addition, our Manager may change our investment objectives without seeking Member approval. Although our Manager has fiduciary duties to our Members and intends only to change our investment objectives when the board determines that a change is in the best interests of our Members, a change in our investment objectives could cause a decline in the value of your investment in our company.

- **We may suffer losses that are not covered by insurance.** The geographic areas in which we invest may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, tornadoes, snowstorm, sinkholes, and earthquakes. To the extent possible, the Manager may but is not required to attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions. Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore the property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Company.

- **You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities** As a Member of the Company, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Interests will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

- **State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced** The state in which you reside may impose an income tax upon your share of our taxable income. Many states have implemented or are implementing programs to require companies to withhold and pay state income taxes owed by non-resident Members relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Interests.

- **Blockchain technology** One of the biggest risk for deploying blockchain systems in a live production environment is the fact it doesn't really work with other existing systems. Blockchain is not design to intergrate with other computer systems.The blockchain systems can be vulnerable to fraud if a significant minority of participates conclude to defraud the rest.
- **Cyptocurrency** Cyptocurrency technology is still in it's infancy stage. Cyptocurrency investor must secure a private key at all times. If the private key is lost, destroyed or otherwise compromised, investors are unable to access their digital wallet. If a third party gain access to your private key, they gain access to your currency.
- **Cyber risk** Vulnerable to hacking to your computer systems that could have access to your financial information regarding all of your clients and business interests, causing problems to your organizations reputation and major damage to your computer programs and computer systems. Most companies having place all or most of their companies important information online.
- **Cryptocurrency Potential for Fraud** Some have made inaccurate and in some cases fraudulent claims in an attempt to raise funds. Over the past year, the SEC implemented security laws to protect investors from fraud.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our member. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Hayes, 64.5% ownership, Class A Membership Interests

Classes of securities

- Class A Membership Interest: 10,694,000

Managers

"Manager" means a Person, who is a Class A Member, who is vested with authority to manage the Company in accordance with Article 5 and as set forth in a properly executed a Statement of Authority.

Voting Rights

Class A Membership Interest will be entitled to Vote on all matters presented to the Company's Members for approval.

Distributions Rights

(a) Available Funds. The Company may, in the sole discretion of the Managers, distribute to the Members, at annual intervals, any Available Funds remaining after the reservation of a reasonable fund to cover the operation of the Company.

(b) Allocation. The Company will make all Distributions to the Members in proportion to their Membership Interests.

(c) Prohibited Distributions. The Company may not make a Distribution if, after giving effect to the Distribution, (1) the Company would not be able to pay its debts as they become due in the usual and regular course of its business or (2) the fair market value of the Company's total assets would be less than the sum of its total liabilities. The Company's determination of its capacity to make a Distribution under this Article 4.4(c) will be made as of the date and in accordance with a method authorized by section 48-3a-405 of the Act.

(d) Negation of Right to Distribution in Kind. Except as provided in Article 7.2, a Member has no right to demand and receive a Distribution in a form other than cash. (e) Obligation to Return Wrongful Distribution. If for any reason a Member receives a Distribution to which the Member is not legally entitled, the Member will return the Distribution to the Company within 30 days after receiving notice of the wrongful Distribution.

(f) Waiver of Obligation to Return Rightful Distribution. Except to the extent required by section 48-3a-403 of the Act, a Member has no liability to return to the Company a Distribution to which the Member is legally entitled, regardless of the Company's inability to discharge its obligations to its Creditors.

Liquidation Rights in Dissolution

Final Distribution. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members of all classes in proportion to their Capital Accounts. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class B Membership Interests are subject to and may be adversely affected by, the rights of the holders of any then outstanding classes of membership interests which may have preference.

Transfer of Membership Interest

(a) Transfers Prohibited. A Member may not Transfer, directly or indirectly, any portion or all of a Membership Interest without the Company's prior written consent. With respect to a Member that is an Entity, a change in the control of the Member is an indirect Transfer for purposes of this Article 3.11.

(b) Right of First Refusal. Upon the approval of any Transfer as set forth above, the Member desiring to transfer or sell a Membership Interest must then offer the Membership Interest to the other Members on the same terms as any offered by a non-member third party. Said other Members shall have thirty (30) days in which to match the specific terms of any non-Member third party, in which case the Membership Interest shall be sold to the offering Member. If multiple Members desire to purchase the Membership Interest from the selling Member, then the purchasing Members shall be entitled to purchase the Membership Interest according to their existing Membership Interest in the Company immediately prior to the sale. In the event that no other Member opts to purchase the Membership Interest, then the selling Member may proceed with the sale, so long as said sale closes within sixty (60) days. If it does not close within said time period, then the selling Member must repeat the process set forth above.

(c) Prohibited Transfers Void. If a Member attempts to Transfer any portion or all of a Membership Interest in contravention of the provisions of this Article 3.11, the purported Transfer will be null and void.

(d) Transferor's Membership Status. If a Member Transfers less than all of the Membership Interest, the Member's rights with respect to the transferred portion, including the right to vote or otherwise participate in the Company's governance and the right to receive Distributions, will terminate as of the effective date of the Transfer. However, the Member will remain liable for any obligation with respect to the transferred portion that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement. If the Member Transfers all of the Membership Interest, the Transfer will constitute an event of Dissociation for purposes of Article 3.12.

(e) Transferee's Status.

(1) Admission as a Member. A Member who Transfers a Membership Interest has no power to confer on the Transferee the status of a Member. A Transferee may be admitted as a Member only in accordance with the provisions of Article 3.11. A Transferee who is not admitted as a Member has only the rights described in this Article 3.11

(2) Rights of Non-Member Transferee. A Transferee who is not admitted as a Member in accordance with the provisions of Article 3.11, (i) has no right to vote or otherwise participate in the Company's governance, (ii) is not entitled to receive information concerning the Company's affairs or inspect the Company's books and records, (iii) with respect to the transferred Membership Interest, is entitled to receive the Distributions to which the Member would have been entitled had the Transfer not occurred and (iv) is subject to the restrictions imposed by this Article 3.11 to the same extent as a Member.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Membership Interest: 0

Initial Capital Membership Contributions

Class B Members are the subsequently admitted members whose initial Membership contribution equals $1.00 more. There are no initial Class B Members.

Voting Rights

Class B Members will be entitled to Vote on all matters presented to the Members for approval.

Distributions Rights

(a) Available Funds. The Company may, in the sole discretion of the Managers, distribute to the Members, at annual intervals, any Available Funds remaining after the reservation of a reasonable fund to cover the operation of the Company.

(b) Allocation. The Company will make all Distributions to the Members in proportion to their Membership Interests.

(c) Prohibited Distributions. The Company may not make a Distribution if, after giving effect to the Distribution, (1) the Company would not be able to pay its debts as they become due in the usual and regular course of its business or (2) the fair market value of the Company's total assets would be less than the sum of its total liabilities. The Company's determination of its capacity to make a

Distribution under this Article 4.4(c) will be made as of the date and in accordance with a method authorized by section 48-3a-405 of the Act.

(d) Negation of Right to Distribution in Kind. Except as provided in Article 7.2, a Member has no right to demand and receive a Distribution in a form other than cash. (e) Obligation to Return Wrongful Distribution. If for any reason a Member receives a Distribution to which the Member is not legally entitled, the Member will return the Distribution to the Company within 30 days after receiving notice of the wrongful Distribution.

(f) Waiver of Obligation to Return Rightful Distribution. Except to the extent required by section 48-3a-403 of the Act, a Member has no liability to return to the Company a Distribution to which the Member is legally entitled, regardless of the Company's inability to discharge its obligations to its Creditors.

Liquidation Rights in Dissolution

Final Distribution. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members of all classes in proportion to their Capital Accounts. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class A Membership Interests are subject to and may be adversely affected by, the rights of the holders of any then outstanding classes of membership interests which may have preference.

Transfer of Membership Interest

(a) Transfers Prohibited. A Member may not Transfer, directly or indirectly, any portion or all of a Membership Interest without the Company's prior written consent. With respect to a Member that is an Entity, a change in the control of the Member is an indirect Transfer for purposes of this Article 3.11.

(b) Right of First Refusal. Upon the approval of any Transfer as set forth above, the Member desiring to transfer or sell a Membership Interest must then offer the Membership Interest to the other Members on the same terms as any offered by a non-member third party. Said other Members shall have thirty (30) days in which to match the specific terms of any non-Member third party, in which case the Membership Interest shall be sold to the offering Member. If multiple Members desire to purchase the Membership Interest from the selling Member, then the purchasing Members shall be entitled to purchase the Membership Interest according to their existing Membership Interest in the Company immediately prior to the sale. In the event that no other Member opts to purchase the Membership Interest, then the selling Member may proceed with the sale, so long as said sale closes within sixty (60) days. If it does not close within said time period, then the selling Member must repeat the process set forth above.

(c) Prohibited Transfers Void. If a Member attempts to Transfer any portion or all of a Membership Interest in contravention of the provisions of this Article 3.11, the purported Transfer will be null and void.

(d) Transferor's Membership Status. If a Member Transfers less than all of the Membership Interest, the Member's rights with respect to the transferred portion, including the right to vote or otherwise participate in the Company's governance and the right to receive Distributions, will terminate as of the effective date of the Transfer. However, the Member will remain liable for any obligation with respect to the transferred portion that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement. If the Member Transfers all of the Membership Interest, the Transfer will constitute an event of Dissociation for purposes of Article 3.12.

(e) Transferee's Status.

(1) Admission as a Member. A Member who Transfers a Membership Interest has no power to confer on the Transferee the status of a Member. A Transferee may be admitted as a Member only in accordance with the provisions of Article 3.11. A Transferee who is not admitted as a Member has only the rights described in this Article 3.11

(2) Rights of Non-Member Transferee. A Transferee who is not admitted as a Member in accordance with the provisions of Article 3.11, (i) has no right to vote or otherwise participate in the Company's governance, (ii) is not entitled to receive information concerning the Company's affairs or inspect the Company's books and records, (iii) with respect to the transferred Membership Interest, is entitled to receive the Distributions to which the Member would have been entitled had the Transfer not occurred and (iv) is subject to the restrictions imposed by this Article 3.11 to the same extent as a Member.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

Limitation on Individual Authority. A Member who is not also a Manager has no authority to bind the Company. A Member whose unauthorized act obligates the Company to a third party will indemnify the Company for any costs or damages the

Company incurs as a result of the unauthorized act. As a holder of Class C Membership Interest you will not have any voting right and will therefore have very limited power of the management of the company, if any.

Managers:

Mark Hayes, Ethel Hayes, Ashley Hayes and Britney Hayes

Class B Membership Interest:

Class B Members are the subsequently admitted members whose initial Membership contribution equals $1.00 or more.

Voting. Class B Members will be entitled to Vote on all matters presented to the Members for approval, including naming the Managers. There are no initial Class B Members.

Even as a voting member, as a minority holder of Class B Membership Interests, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional Membership Interest. In other words, when the company issues more Membership Interest, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of membership Interests outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred units or warrants, into stock.

If the company decides to issue more Membership Interest, an investor could experience value dilution, with each Membership Interest percentage being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Membership Interest (though this typically occurs only if the company offers distribution, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more interest in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain membership percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

Work Force Coin LLC Real Estate Projections

As of date, Work Force Coin LLC has not created any business activity for this current year. Therefore, Work Force Coin LLC has not experience any profits or losses. Work Force Coin LLC is not currently under contract for any acquisition.

After the first crowd funding campaign, we anticipate purchasing 1-3 properties within 3 months. Work Force Coin LLC potential projected expenses will consist of fixed costs/overhead, and variable costs which you see below.

Fixed Costs/Overhead

·	Rent	$2,500.00/mo
·	Utility bills	$350.00/mo
·	Phone bills/communication costs	$450.00/mo
·	Accounting/bookkeeping	$250.00/mo
·	Legal/insurance/licensing fees	$150.00/mo
·	Postage	$25.00 stamps/mo
·	mailings	$20.00 envelopes/mo
·	Technology	$0.00
·	Advertising & marketing	$150.00 branding/ads
·	Salaries	$25,800.00
•	Total Costs	$29,695.00

Variable Costs

· Direct marketing

Postage	$980.00 stamps/2000/mo
Mailings	$580.00 envelopes/2000/mo
Online marketing	$640.00 Facebook/Google ads
Offline marketing 1k door hanger's	$600.00/mo door to door
Total Costs/month	$2,800.00

Based on these numbers, the minimum raise of $10,000 will allow WFC LLC to operate between 4-5 months without revenues. The minimum raise of $10,000 less Start Engine 6-12% fees will net approximately $8,800. Using the net amount, WFC will forgo salaries and conserve funds by using a real estate office as a work location.

If a successful campaign is accomplished, WFC LLC maximum raise of $1,070,000 less Start Engine 6-12% fees will net approximate $1,005,800.00. Using the net amount, WFC can operate for approximate 28-29 months without revenues.

In both cases, the main objective is to brand WFC LLC advising to the public that we're open for business with the ability to purchase properties

Work Force Coin LLC has not yet generated any revenues and do not anticipate doing so until we have completed an acquisition of revenue generating residential, commercial, an or divestment of such properties or businesses.

Financial Milestones

Work Force Coin LLC Milestones objective:

Work Force Coin LLC milestones objective is to try and complete an acquisition of real estate properties every three months.

Work Force Coin business model of acquisitions and divestments of real estate properties and coalesce with Work Force Coin Membership Interest, will be instrumental in communicating our plans, strategies, and tactics to investors and or lenders. Our goal is to launch and build and manage Work Force Coin Membership Interest and real estate investments together over the next 2 to 5 years creating additional income through real estate acquisitions and divestments and building wealth while Work Force Coin Membership Interest increases in value because of the intrinsic value of the real estate acquired appreciates in value and positive cash flow the real estate properties generate.

Potential Investment Property

Location: Orange County, Ca

After Repair Value:	$800,000
Purchase Price :	630,000
Down Payment:	94,500
Closing Cost:	18,360
Repairs :	50,000
Holding Cost 12/mo.:	48,000
Potential Profit:	$103,640

Cash needed to complete a deal of this magnitude is approximately $210,000 which covers down payment, closing, repair and holding cost.

Our goal is to purchase, renovation and divest properties within 3-6 months. An increase in mortgage interest rates may decrease our pool of potential buyers therefore extending our holding period.

The following are **challenges** WFC LLC may encounter;

The profitability of attempted acquisitions is uncertain.

Work Force Coin LLC we intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Work Force Coin LLC our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

If Work Force Coin LLC purchase assets at a time when the single family, multifamily, or commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.

The multifamily real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

A single family, multifamily, or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of "for sale" properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where our properties will be located and in the market for multifamily space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to you.

Project cost of Revenue

			1,500,000
Acquistion cost	-4%	-60,000	
Rehab cost	-10%	-150,000	
Holding cost	-5%	-75,000	
Resale cost	-10%	-150,000	
Projected profit			1,065,000

Required Funding:

These are required funds that we need to do acquisitions and divestments of properties, renovate and list those properties for resale. If we are successful in raising the maximum amount of $1,070,000 this will provide a very solid foundation for Work Force Coin LLC.

Milestone	Property	Work Force Real Estate Plan
Milestone #1	Property #1	Acquire undervalue real estate
Jan - 19		properties every 3 months /rehab
Milestone #2	Property #2	Renovate or rehabilitate as necessary
Apr - 19		for immediate re-sale if necessary
Milestone #3	Property #3	Take equity proceeds from sale of Property
Jul - 19		possible use for down payment for next project
Milestone #4	Property #4	Renovate or rehabilitate as necessary,
Oct - 19		but instead of putting on the market for

		re-sale, the property will be rented to generate monthly cash income and value appreciation.
Milestone #5	Property #5	Repeat steps in Work Force Real Estate Plan
Jan - 20		1, 2 , 3, 4
Milestone #6	Property #6	Repeat steps in Work Force Real Estate Plan
Feb-20		1, 2, 3, 4

Liquidity and Capital Resources

If Work Force Coin LLC is successful with raising $10,000, WFC will more than likely seek and file for additional funding raise under a different crowdfunding program, that we could possibly offer debt and or equity that would be available to Work Force Coin. If the minimum is not achieve it will greatly affect the viability of WFC LLC as an ongoing concerns. In the event WFC is successful at raising their maximum goal of $1,070,000, WFC LLC would be a relevant company able to acquire and rehab properties immediately.

In the event WFC LLC raise the minimum of $10,000 less 6% fees for Startengine, approximately $6580 (70%) will be available to purchase properties. WFC LLC will search for properties with an average price of $32,900. The company anticipate this offering will hopefully fund operations for 4-5 months.

In the event WFC LLC successfully raise $1,070,000 less 6% fee for Startengine, approximately $704,060.00 will be available to purchase properties. WFC LLC will purchase properties with an aggregate value up to $3,290,000. This price point will allow more opportunities to purchase properties in multiple fast growing real estate markets. The company anticipate this offering will hopefully fund operations through December 2021 (28-29 months).

Work Force Coin LLC currently has no lines of credit available for the company's benefit. WFC LLC co-founders may use their personal line of credit to purchase properties in the event WFC LLC experience challenges obtain credit to purchase and or repair properties. However, WFC LLC will seek short term, (12-24) month financing from banks and private lenders.

Liquidity Challenges:

Because Work Force Coin LLC is a new seed stage company with no operational history there maybe some challenges if we cannot raise the $1,070,000 maximum amount of funding through this regulation Crowdfunding. Banks or creditors maybe skeptical in providing us the needed financing should we seek investment financing in the near future until Work Force Coin LLC builds a track record with such financial institutions.

Indebtedness

Work Force Coin LLC does not have any indebtedness.

Recent offerings of securities

- 2018-06-09, 4(a)(2), 10694000 Class A Membership Interest. Use of proceeds: Paid attorney fees, accounting fees and marketing expenses.

Valuation

$10,694,000.00

Work Force Coin LLC evaluation is based on Tusla Real Estate Fund LLC which is a similar investment campaign. Tusla Real Estate Fund completed a $50 Million dollar crowdfunding raise in May 2018. During their first week of crowd funding, Tusla raised approximately $10 million at $50 per certificate. Work Force Coin LLC and Tusla Real Estate Fund are both new companies. Tusla Real Estate LLC Financials for 2016 (audited) and 2017 (unaudited) are similar to Work Force Coin LLC 2018 (unaudited) financials. Work Force Coin LLC pre-valuation is less than half of Tusla evaluation. Tulsa Real Estate Fund completed an A+ Tier 2 fund raised which provided an opportunity to raise up to $50,000,000.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200.00
Net Proceeds	$9,400	$1,005,800.00
Use of Net Proceeds:		
Real Estate Investments	$6,580	$704,060.00

WFC Platform administration	$1,880	$201,160.00
Marketing	$752	$80,464.00
Miscellaneous	$188	$20,116.00
Total Use of Net Proceeds	$9,400	$1,005,800.00

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine") which owns the intermediary funding portalStartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 dollars if we only raise the minimum target amount and $64,200 If we raise the maximum offering amount. The net proceeds of this offering, will be used to market, advertise, and solicit real estate acquisitions.

Proceeds will be divided approximately as such:

Real Estate Investments: 70% of Proceeds

Fund will be used to acquire investment property for Work Force Coin LLC portfolio.

WFC Platform: 20% of Proceeds

Funds will be allocated to personnel and operating cost needed to run the company.

Marketing: 8% of Proceeds

Funds will be allocated for advertising on social media, US mail and sponsorship for branding recognition.

Miscellaneous: 2%

Funds set aside as a cushion for unexpected events.

Irregular Use of Proceeds

Work Force Coin LLC will not incur any irregular use of proceeds.

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or managers.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://workforcecoin.com/annualreport in the tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Work Force Coin, LLC

[See attached]

WORK FORCE COIN, LLC

Unaudited Financial Statements For The Period of Inception Through June 30, 2018

July 11, 2018



Independent Accountant's Review Report

To Management
Work Force Coin, LLC
South Jordan, UT

We have reviewed the accompanying balance sheet of Work Force Coin, LLC as of June 30, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 11, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WORK FORCE COIN, LLC
BALANCE SHEET
JUNE 30, 2018

ASSETS

CURRENT ASSETS		
Cash	$	100
TOTAL CURRENT ASSETS		100
TOTAL ASSETS		100

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital		7,037
Retained Earnings (Deficit)		(6,937)
TOTAL MEMBERS' EQUITY		100
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	100

Unaudited- See accompanying notes.

WORK FORCE COIN, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCCEPTION THROUGH JUNE 30, 2018
————————

Operating Expense		
Incubator Expense	$	5,000
General and Administrative		687
Professional Expense		1,250
Net Income from Operations		(6,937)
Net Income	$	(6,937)

WORK FORCE COIN, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCCEPTION THROUGH JUNE 30, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(6,937)
Net Cash Flows From Operating Activities		(6,937)
Cash Flows From Financing Activities		
Change in Contributed Capital		7,037
Net Cash Flows From Financing Activities		7,037
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		100
Cash at End of Period	$	100

WORK FORCE COIN, LLC
STATEMENT OF CHANGES MEMBERS' EQUITY (DEFICIT)
FOR THE PERIOD OF INCCEPTION THROUGH JUNE 30, 2018
_____

Starting Equity	$ -
Change in Capital	7,037
Net Income (Loss)	(6,937)
Ending Equity	$ 100

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Work Force Coin, LLC ("the Company") is a limited liability company organized under the laws of the State of Utah. The Company provides various services in the real estate industry.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the members of the Company on their individual tax returns. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Utah. The Company's initial tax filing in the State of Utah will be due in early 2019.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 11, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





startengine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Diana C.

WORK FORCE COIN LLC is pending **StartEngine Approval.**

WORK FORCE COIN LLC
Real Estate
Small OPO
South Jordan, UT
Real Estate
Accepting International Investment
0
Investors
$0.00
Raised of $10K - $1.07M goal

Overview | Team | Terms | Updates | Comments | Share

Work Force Coin We Put Your Coins To Work

Invest In: **Work Force Coin Membership Interest**

In 2016, after 25 years investing in real estate and stock market, Mark and Ethel Hayes started mining Bitcoin and Ethereum. We watched digital currency fluctuate and trade between $1K to $20K a coin. All the while, we listened to analysts express concerns of digital currency volatility

short time period. So we asked, is digital currency reliable and sustainable? Many said, digital currency is "too ethereal" due to its lack of backing by concrete assets. Traditional experts prefer investing their money in something they could touch rather than digital currencies traded on "illusion without substance."

So, Mark and Ethel set out to combine Crypto with tangible assets.

Work Force Coin LLC Aims To Give Crypto Tangible Value in Real Estate

Mark teamed up with his wife Ethel and together they decided to use their real estate and business backgrounds to create a real estate investment and crypto business combination. So, why tie real estate, specifically to cryptocurrency?

- Real estate is an asset you can see and touch
- Real estate does increase and decrease in value depending on market conditions.
- **Real estate maintains it's value based on market supply & demand along with cashflow from rents and appreciation**
- Real estate can be appraised and valued

Real Estate acquisitions can produce income and wealth, through divestments, appreciations, and rents which in turn may produce profits or earnings , thereby creating the supply & demand for Work Force Coin Membership Interest.

CORE BUSINESS MODEL:

START-UP STAGE

Invest in Work Force Coin Membership Interest

Our plan is to purchase distressed properties valued at least 15% below market value (minus repair costs), rehabbing them, and flipping them for profit.

Join us in tying real estate properties acquisitions to coalese cryptocurrency to a real asset real estate.

Development Stage

START-UP STAGE

Invest in Work Force Coin Membership Interest

Work Force Coin LLC is in the start-up stage where we are looking at different real estate acquisition opportunities. Depending on areas, locations and pricing for real estate properties will vary greatly.

Real Estate:

We have identified several properties to purchase, however, Work Force Coin LLC does not own any real estate and has not selected any properties for acquisitions. At this time, Work Force Coin LLC has not purchased any real estate properties, nor entered into any contract of negotiation to purchase properties. Work Force Coin LLC is presenting potential investors an opportunity to become members with the hope WFC LLC can purchase properties below market value, and sell properties for a profit.

Locations, Locations, Locations:

According to Zillow.com the median home price in Metro areas of California are; Orange County,$720,000; Los Angeles County, $613,000; Riverside County, $374,900; San Bernardino County, $343,300.

Potential Investment Property

Location: Orange County, Ca

After Repair Value:	$800,000
Purchase Price :	630,000
Down Payment 15%:	94,500
Closing Cost 2-3%:	18,360
Repairs :	50,000
Holding Cost 12/mo.:	48,000
Potential Profit:	$103,640



We estimate that cash needed to complete a deal of this magnitude is approximately $210,000 which covers down payment, closing, repair and holding cost.

Our goal is to purchase, renovation and divest properties within 3-6 months. An increase in mortgage interest rates may decrease our pool of potential buyers therefore extending our holding period.

Opportunity:
There are many real estate opportunities to purchase, renovate and divestment throughout California and other parts of the country.

Real Estate Acquisitions:
Our plan is to purchase distressed properties valued at least 15% below market value.

Real Estate Rehab:
Rehab real estate properties as needed

Real Estate Holding:
Rehab/Retain
Retain certain real estate properties for rental income and market appreciation

Real Estate Divestments:
Rehab/Sell
Sell real estate properties for profits

Real Estate acquisitions can produce income and wealth, through divestments, appreciations, and rents which in turn may produce profits or earnings.

Selling Properties:
List properties on MLS (Multiple Listing Service), open houses, different advertising

Real Estate:
Work Force Coin LLC does not own any real estate and has not selected any properties for acquisitions.

At this time, Work Force Coin LLC has not purchased any real estate properties, nor entered into any contract of negotiation to purchase properties. Work Force Coin LLC is presenting potential investors an opportunity to become members with the hope WFC LLC can purchase properties below market value, and sell properties for a profit.

The Offering

Investment: Class B Membership Interests, deliverable in token form ("Work Force Coin Tokens")

$1/Class B Membership Interest | When you invest you are betting the company's future equity value will exceed $11.7M.

These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Work Force Coin Tokens

Description: Work Force Coin Tokens will represent a single Class B Membership Interests, with rights, preferences, privileges, and restrictions as designated in the Operating Agreement and attached as an Exhibit to the Offering Document. Work Force Coin Tokens will be issued on Etherscan The Ethereum Block Explorer ERC-20

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form.

Work Force Coin LLC

Work Force Coin LLC
Work Force Coin LLC is a real estate investment company providing potential investors an opportunity to become members, investors and owners of the company when they invest in our Work Force Coin "Membership Interest" or "token".

Work Force Coin LLC's plan is to engage in real estate investments through acquisitions and divestments of residential, commercial, hotels, and resorts in California, growing areas throughout United States, Europe, Asia and North America.

Our goal if achieved is to purchase real estate at below market price to "Fix and Flip". Some properties may require minor repairs what we consider "cookie cutter" rehab. Cookie cutter rehab are properties in need of a fresh coat of paint, perhaps new flooring and updating landscaping. Other properties may require more intensive work such as updating wiring, new roofing, removal of all drywall, kitchen and bath remodeling.

Buy and Hold Strategy
There may be times while executing our business strategy of buying and selling properties, that we implement a buy and hold strategy on a particular property. This strategy will allow us to purchase a property, make minor repairs and hold the property while leasing to potential tenants to receive monthly income, allowing WFC's to grow over time.

Competition
The majority of our competitors are traditional run of the mill real estate investors and real estate investment companies who have not integrated digital assets into their corporate structure.

Work Force Coin: Cryptocurrency Directly Related To Real Assets

---

Solving The Pushback On Crypto

Work Force Coin Membership Interest are planned to be distributed in token form, and backed by real estate owned by the LLC.

The Problem With Crypto | Work Force Coin's Solution

Some investors could be drawn to crypto because it's believed to be secure due to the block chain. Many believe the block chain cannot be broken or penetrated. There are skeptics who question the way crypto is valued. These individuals push back on the belief that crypto has any real or intrinsic value to be considered a true currency or security.

Money raised during WFC LLC crowd funding will be used to acquire real estate (residential, commercial, hotels and resorts) throughout the US, Europe, Asia and North America. If and when Work Force Coin Membership Interest trade on crypto exchange(s), token holders may be able to sell their tokens directly to potential worldwide investors (some restrictions may apply).



How Work Force Coin Works

Our plan is to purchase distressed properties valued at least 15% below market value (minus repair costs), rehabbing them, and flipping them for profit.

Real Estate Acquisitions:
Our plan is to purchase distressed properties valued at least 15% below market value.

Real Estate Rehab:
Rehab real estate properties as needed

Real Estate Holding:
Rehab/Retain
Retain certain real estate properties for rental income and market appreciation

Real Estate Divestments:
Rehab/Sell
Sell real estate properties for profits
Real Estate acquisitions can produce income and wealth, through divestments, appreciations, and rents which in turn may produce profits or earnings.

Real Estate:
Work Force Coin LLC does not own any real estate and has not selected any properties for acquisitions.
At this time, Work Force Coin LLC has not purchased any real estate properties, nor entered into any contract of negotiation to purchase properties. Work Force Coin LLC is presenting potential investors an opportunity to become members with the hope WFC LLC can purchase properties below market value, and sell properties for a profit.

Real Estate Purchase
We're presenting an opportunity for potential investors to purchase Work Force Coin membership interest with the hope that we can acquire properties at least 15% below market value.

We intend to evaluate each property in the following manner:
- Obtain property information on its condition, estimate costs for rehabilitation and feasibility of possible improvements;
- Use historical rental rates and vacancy rates if such information is available and useful;
- Obtain similar availability information of comparable properties in the area including recent sales price; analyzing rental values, vacancy rates and operating expenses; review crime statistics for the area; review school information; review any other relevant market information;
- Use the above criteria to analyze potential profit.

There are no guarantees that we will be successful in our endeavor of acquisitions and or divestments of any real estate properties.



Work Force Coin Membership Interest Tokens

We're offering 1.07M Class B Membership Interest. One Token is the same as one Membership Interest.



The Real Estate Market Is Booming

At times there is an upward trend in the current real estate market (see sources below) which can mean there are possibilities we'll be able to buy depreciated real estate for discounted prices and flip it for profit.

.

5.51M existing homes were sold in 2017

In 2012, it was found that there are 5.6M Commercial in the US

In 2016, real estate prices rose 5.61% nationally

























- National Association of REALTORS®

- According to the Commercial Buildings Energy Consumption Survey (CBECS)

- Mashvisor

Invest In Work Force Coin

With a combined 60 years of expertise in the Real Estate Investment industry, Work Force Coin's believe we can deliver value to our business. We're offering 1.07 million Class B Membership Interests in this Offering. We believe the money raised will give us a good foundation to acquire more and more real estate in California and throughout growing areas of United States, Europe, Asia and North America.

Work Force Coin's goal is to achieve value by investing in and reselling real estate, an external, tradable asset.

July 2017 — Development Begins On Work Force Coin Platform

April 2018 — FCC Registrations Begin

December 2018 — Work Force Coin Launches on StartEngine

Now YOU can own a part of our company!

Jan 2019 — Work Force Coin Starts Acquiring Properties

(ANTICIPATED)

February 2019 — WFC Subsequent Fundraising

(ANTICIPATED)

In the Press

Press Logo

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Meet Our Team

Mark Hayes

CEO, Co-Founder and Manager

With over 30 years in the real estate business, Mark Hayes is a Business Owner and an independent Real Estate Investor. He's negotiated acquisitions and handled divestments of business and real estate projects. Past 3 yrs Real Estate Investor: Private Account: 01/15 to 01/18. Currently works full-time with WFC since March 2018. No others positions held.

Ethel Hayes

President Acquisitions & Divestment, Co-Founder and Manager

Ethel Hayes has over 20 years in the real estate and investment business. She's negotiated acquisitions, handled divestments of businesses, and negotiated real estate contracts. Currently works part-time at WFC - 36hrs/wk. Her primary job is at AutoClub of Southern California where she currently works full time as an Auditor, Dates:07/1997 to present.


Dennis Arguello
Advisor

A real estate broker who started working in the industry in 1995. Dennis has negotiated and problem-solved dozens of difficult and complicated real estate transactions for the benefits of clients.


Ayaz Gul Solangi
Advisor

Ayaz has over 10 years computer programming experience, Expert in Cryptocurrency development and design.


Ashley Hayes
Manager

Bachelor of Science Business with Accounting concentration. Controlled and directed all real estate transactions details regarding acquisitions and divestments. Accounting Specialist Avid Center, San Diego, CA which is her primary full-time position. Excellence Real Estate Transaction Coordinator 08/15 to present . Currently working part-time at WFC 10 - 15 hours per week


Britney Hayes
Manager

Bachelor of Science Microbiology Controlled and directed all real estate transactions details regarding acquisitions and divestments. Microbiologist at Axio Pharmaceuticals, Santa Monica, CA which she does Full-time present. This is her primary job. She also works at Excellence Real Estate 08/15 to present. Currently working part-time at WFC 10 - 15 hours per week

Offering Summary

Maximum 1,070,000 Class B Membership Interest deliverable in the form of tokens ("Work Force Coin Tokens") ($1,070,000)

Maximum subject to adjustment for bonus interests. See 10% Bonus below

Minimum 10,000 Class B Membership Interest deliverable in the form of tokens ("Work Force Coin Tokens") ($10,000)

Company	Work Force Coin, LLC
Corporate Address	10421 S. Jordan Gtwy Ste 600, South Jordan, UT, 84095
Description of Business	Real Estate Investment Company
Type of Security Offered	Class B Membership Interests, deliverable in token form ("Work Force Coin Tokens") (the "Securities")
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Terms of Tokens

Work Force Coin Tokens

Description: Work Force Coin Tokens will represent a single Class B Membership Interest of the company, with rights and preferences as designated in the Operating Agreement and summarized in the Offering Document.

- **Blockchain:** Work Force Coin Membership Interest is on Etherscan The Ethereum Block Explorer ERC-20
- **Exchanges:** We intend to list tokens on a crypto-exchange, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** 1 vote per Membership Interest
- **Restrictions on Transfer:** 1 year from closing of this Offering.
- **Dividends/Distributions:** Available Funds. The Company may, in the sole discretion of the Managers, distribute to the Members, at annual intervals, any Available Funds remaining after the reservation of a reasonable fund to cover the operation of the Company.
  Allocation. The Company will make all Distributions to the Members in proportion to their Membership Interests. (see Operating Agreement attached as an Exhibit to the Offering Memorandum for a complete set of terms.
- **Other:** see Operating Agreement for a complete set of terms.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Work Force Coin, LLC will offer 10% additional bonus interests for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any interests you purchase. For example, if you buy 100 Class B Membership Interests at $1.00 / interest, you will receive 110 Class B Membership Interests, meaning you'll own 110 shares for $100. Fractional interests will not be distributed and share bonuses will be determined by rounding down to the nearest whole interest.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Work Force Coin LLC will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Work Force Coin Operating Agreement

TABLE OF CONTENTS

OPERATING AGREEMENT

OF

WORK FORCE COIN, LLC

THIS OPERATING AGREEMENT (this "Agreement") dated December 14, 2018, is among each of the undersigned individuals or entities (the "Members") as the Members of Work Force Coin, LLC, a Utah limited liability company.

RECITALS

The parties to this Agreement are all of the initial Members of Work Force Coin, LLC, a Utah limited liability company (the "Company"). The parties intend by this Agreement to define their rights and obligations with respect to the Company's governance and financial affairs and to adopt regulations and procedures for the conduct of the Company's activities. Accordingly, they agree as follows:

ARTICLE 1: DEFINITIONS

1.1 **Scope.** For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, capitalized terms have the meanings specified in this Article 1.

1.2 **Defined Terms.**

(a) "Act" means the Utah Revised Limited Liability Company Act as set forth under Utah Code Ann. Sections 48-3a-101 through 1405, together with any amendments thereto.

(b) "Affiliate," with respect to a Person, means (1) a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person, (2) a Person who owns or controls at least ten percent of the outstanding voting interests of the Person, (3) a Person who is an officer, director, manager, or general partner of the Person, or (4) a Person who is an officer, director, manager, general partner, trustee or owns at least ten percent of the outstanding voting interests of a Person described in clauses (1) through (3) of this sentence.

(c) "Agreement" means this agreement, including any amendments.

(d) "Available Funds," for a Taxable Year, means the Company's gross cash receipts from any source, less the sum of: (1) payments of principal, interest, charges, and fees then due pertaining to the Company's indebtedness; (2) expenditures incurred incident to the usual conduct of the Company's business; and (3) amounts reserved to meet the reasonable current and anticipated needs of the Company's business.

(e) "Bankruptcy," with respect to a Member, means (1) the Member's general assignment for the benefit of creditors, (2) the filing of a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, protection, or similar relief in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding or (3) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding.

(f)   "Capital Account" of a Member means the capital account maintained for the Member in accordance with Article 4.5.

(g)   "Certificate" or "Certificate of Organization" means the certificate of organization filed with the Division to organize the Company as a limited liability company, including any amendments or restatements.

(h)   "Class A Member" are the initial member of the LLC as set forth in Article 3.1(a).   Class A Members will be entitled to Vote on all matters presented to the Members for approval.

(i)   "Class B Member" is any Person who is subsequently admitted as an additional Member after the Effective Date. Class B Members will be entitled to Vote on all matters presented to the Members for approval.

(j)   "Company" means Work Force Coin, LLC and any successor limited liability company.

(k)   "Contribution" means anything of value that a Member contributes to the Company as a prerequisite for or in connection with membership, including any combination of cash, property, services rendered, a promissory note, or any other obligation to contribute cash or property or render services.

(l)   "Designated Office" means the Company's principal office in Utah where the Company's records are required to be maintained.

(m)   "Dissolution," with respect to an Entity, means (1) the filing of a statement of dissolution on the Entity's behalf, (2) the Entity's administrative dissolution, unless the Entity is reinstated within the time period prescribed by applicable law or (3) any other event that initiates the Entity's winding up under applicable law.

(n)   "Dissociation" means a complete termination of a Member's membership in the Company in consequence of an event described in Article 3.11(e).

(o)   "Distribution" means the Company's direct or indirect transfer of money or other property with respect to a Membership Interest, other than (1) issuance of a Membership Interest, (2) issuance of evidence of indebtedness, (3) reasonable compensation for past or present services or (4) reasonable payments made in the ordinary course of business pursuant to a bona fide retirement plan or other benefits program.

(p)   "Division" means the Division of Corporations and Commercial Code of the Utah Department of Commerce.

(q)   "Effective Date," with respect to this Agreement, means the date on which the Company's existence as a limited liability company begins, as prescribed by the Act.

(r)   "Entity" means an association, relationship, or artificial person through or by means of which an enterprise or activity may be lawfully conducted, including, without limitation, a domestic or foreign corporation, nonprofit corporation, limited liability company, general partnership, limited partnership, business trust, association, trust, estate, joint venture, cooperative, or governmental unit.

(s)   "Incapacity," with respect to a Member or Manager, means impairment by reason of mental illness, mental deficiency, physical illness or disability, chronic use of drugs, chronic intoxication, or other cause to the extent the Member or Manager lacks sufficient understanding or capacity to make or communicate responsible decisions.

(t)   "Manager" means a Person, who is a Class A Member, who is vested with authority to manage the Company in accordance with Article 5 and as set forth in a properly executed a Statement of Authority.

(u)   "Member" means an initial Member and any Person who subsequently is admitted as an additional or substitute Member after the Effective Date, in accordance with Article 3.1(a). There will be two classes of Members.

The initial "Class A Members" are as set forth in Article 3.1(a).

There will be no initial "Class B Member".

(v)   "Membership Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive Distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the Company's affairs. The Membership Interests of the initial Members are set forth in Article 3.1. Changes in Membership Interests after the Effective Date, including those necessitated by the admission and Dissociation of Members, will be reflected in the Company's records. The allocation of Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Operating Agreement, there are no subsequent classes of Membership Interests.

(1)   Class A & B Membership Interests will be entitled to Vote on all matters presented to the Company's Members for approval. Subsequent classes of Membership Interests will be entitled to Vote to the extent provided in the resolutions of the Managers establishing such classes or otherwise, and may dilute the Vote of the other classes then outstanding. A Member's right to participate in the Company as a Member (including the right to exercise the right to Vote on any matter presented to the Members for consideration) shall be void to the extent the Vote exceeds the Member's Percentage Membership Interest.

(w)   "Minimum Gain" means minimum gain as defined in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(x)   "Person" means a natural person or an Entity.

(y)   "Profit," as to a positive amount, or "Loss," as to a negative amount, means, for a Taxable Year, the Company's net taxable income or loss for the Taxable Year, as determined in accordance with section 703(a) of the Code, with the following adjustments: (1) all items required to be separately stated pursuant to section 703(a)(1) of the Code will be accounted for in the aggregate, (2) any income that is exempt for federal income tax purposes will be included; and (3) any item that is specially allocated pursuant to Article 4.2(b) will be disregarded.

(z) "Regulations" means proposed, temporary, or final regulations promulgated under the Code by the Department of the Treasury, as amended.

(aa) "Statement of Authority" means a statement, as set forth in section 48-3a-302 of the Act, including any amendments, filed with the Division and/or recorded in an office for recording transfers of real property.

(bb) "Statement of Denial" means a statement, as set forth in section 48-3a-303 of the Act, denying the grant(s) of authority in a Statement of Authority. A statement of denial also means any statement of denial recorded in an office for recording transfers of real property.

(cc) "Tax Percentage," for a Taxable Year, means the sum of (1) the highest federal income tax rate applicable to the taxable income of an individual and (2) the highest Utah income tax rate applicable to the taxable income of an individual resident of Utah.

(dd) "Taxable Year" means the Company's taxable year as determined in accordance with Article 6.4(b).

(ee) "Token" means a Work Force Coin Cryptocurrency Tokens. Tokens shall be the measure by which each holder's Percentage Membership Interest is determined, even though such ownership may be different from (more or less than) the holder's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Tokens. Only Tokens owned by Members entitled to Vote may Vote on any matter as to which this Operating Agreement requires or permits a Vote. A transfer of Tokens will include a transfer of the Capital Account that is attributable to such Tokens as of the effective date of such transfer determined in accordance with Section 3, below, and such will be determined on a proportionate basis if fewer than all of the Tokens owned by any Member or Assignee are being transferred by such Member or Assignee.

(1) Subsequent classes of Tokens may be created by the Managers as provided herein and shall be designated by letters or in any other way the Managers may deem appropriate. Such Tokens, when authorized, shall mean Tokens held by a Member in such class or classes in his or her capacity as a Member, and shall hold such Economic Interest, right to Vote, and other rights as may be specified by the managers in the resolutions establishing the class.

(ff) "Transfer," as a noun, means a transaction or event by which ownership of a Membership Interest is changed, including, without limitation, a sale, exchange, distribution, abandonment, gift, devise, or foreclosure. "Transfer," as a verb, means to effect a Transfer.

(gg) "Transferee" means a Person who acquires a Membership Interest by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with Article 3.

(hh) "Vote" includes not only casting a vote at a meeting but also the receipt of sufficient written consents (by facsimile, electronic mail, courier, or otherwise) to adopt a measure were it presented at a meeting.

ARTICLE 2: THE COMPANY

2.1　**Status.**　The Company is a Utah limited liability company organized under the Act.

2.2　**Name.**　The Company's name is Work Force Coin, LLC.

2.3　**Term.**　The Company's existence shall be perpetual, unless sooner dissolved by law or as provided in the Company's operating agreement.

2.4　**Purposes.**　The Company's purpose is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

2.5　**Designated/Principal Office and Registered Agent.**

(a)　Designated Office.

(1)　The Company's registered office and/or principal location shall be its Designated Office which has a physical and mailing address as follows:

> 10421 South Jordan Gateway, Suite 600
> South Jordan, UT 84095

(2)　The Company at any time may change the location of its Designated Office by filing an amended Certificate or restated Certificate with the Division within 30 days after the effective date of the change.

(b)　Registered Office and Agent.

(1)　The Company's initial registered office is located at 10421 South Jordan Gateway, Suite 600, South Jordan, UT 84095 and its initial registered agent at that location is Veil Corporate, LLC.

(2)　The Company at any time may change the location of its registered office or the identity of its registered agent by filing a statement of change with the Division within 30 days after the effective date of the change.

(3)　If the location of the registered agent's business office changes, the registered agent may change the location of the Company's registered office by giving written notice of the change to the Company and filing a statement of change with the Division within 30 days after the effective date of the change.

ARTICLE 3: MEMBERS

3.1   **Class A Members.** The names, addresses, and Membership Interests of the Class A Members are as follows:

Name	Address	Membership
Mark Hayes	10421 South Jordan Gateway, Suite 600 South Jordan, UT 84095	6,901,500 Tokens
Ethel Hayes	10421 South Jordan Gateway, Suite 600 South Jordan, UT 84095	2,080,500 Tokens
Ashley Hayes	10421 South Jordan Gateway, Suite 600 South Jordan, UT 84095	856,000 Tokens
Britney Hayes	10421 South Jordan Gateway, Suite 600 South Jordan, UT 84095	856,000 Tokens

(a)   Additional and Substitute Members. The Company may admit additional or substitute Class A Members only with the approval of all Members. A Member may withhold approval of the admission of any person for any or no reason.

(b)   Voting. Class A Members will be entitled to Vote on all matters presented to the Members for approval.

3.2   **Class B Members.** Class B Members are the subsequently admitted members whose initial Membership contribution equals $1.00 or more. There are no initial Class B Members.

(a)   Additional and Substitute Members. A person will be admitted as an additional or substitute Class B Members when their Membership contribution equals $1.00 or more.

(b)   Voting. Class B Members will be entitled to Vote on all matters presented to the Members for approval.

3.3   **Lock-Up Period.** In connection with this Work Force Coin Cryptocurrency Token(s) and upon request of the Company who is offering such offering of the Company's securities, each Holder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company giving through this Regulation crowdfunding offering without the prior written consent of the Company, as the case may be, for such period of time not to exceed 365 days but subject to such extension.

Preferences, Dividends, Privileges, Conversion and Restrictions

(a)   **Preferences.** Work Force Coin LLC does not have a preferred Work

Force Coin Membership Interest.

(b)   **Dividends.** Holders of Work Force Coin Membership Interest are not entitled to dividends

(c) **Conversion.** Holders of Work Force Coin Membership Interest have no conversion rights

(d) **Privileges.** Work Force Coin LLC does not have any regular or special privileges.

(e) **Restrictions.** Work Force Coin LLC does not have any restricted Membership Interest.

3.4 **Rights of Additional or Substitute Members.** A Person admitted as an additional or substitute Member has all the rights and powers and is subject to all the restrictions and obligations of a Member under this Agreement and the Act.

3.5 **Verification of Membership Interests.** Within 10 days after receipt of a Member's written request, the Company will provide the Member with a statement of the Member's Membership Interest. The statement will serve the sole purpose of verifying the Member's Membership Interest, as reflected in the Company's records, and will not constitute for any purpose a certificated security, negotiable instrument, or other vehicle by which a Transfer of a Membership Interest may be effected.

3.6 **Manner of Acting.**

(a) <u>Meetings</u>.

(1) <u>Right to Call</u>. Any Manager or any voting Member or combination of voting Members whose Membership Interest exceeds 10 percent may call a meeting of Members by giving written notice to all Members not less than 10 nor more than 60 days prior to the date of the meeting. The notice must specify the date of the meeting and the nature of any business to be transacted.

(2) <u>Proxy Voting</u>. A Member may act at a meeting of Members through a Person authorized by a written proxy signed by the Member and filed with the secretary of the meeting before or at the time of the meeting.

(3) <u>Quorum</u>. Members whose aggregate Membership Interest exceeds 50 percent will constitute a quorum at a meeting of Members. No action may be taken in the absence of a quorum.

(4) <u>Required Vote</u>. Except with respect to matters for which a greater minimum vote is required by this Agreement, the vote of Members present whose aggregate Membership Interest exceeds 50 percent of the aggregate Membership Interest of all Members present will constitute the act of the Members at a meeting of Members.

(5) <u>Casting Votes</u>. All Member votes shall be cast according to the Membership Interests of each Member. For example, a Member holding a ten percent (10.0%) Membership Interest shall be entitled to cast the equivalent of 10 votes, which a Member holding a fifty percent (50.0%) Membership Interest shall be entitled to cast the equivalent of 50 votes.

(b) <u>Written Consent</u>. The Members may act without a meeting by written consent describing the action and signed by those Members holding enough votes for the approval of said action, following notice to all other Members.

3.7 **Limitation on Individual Authority.** A Member who is not also a Manager has no authority to bind the Company. A Member whose unauthorized act obligates the Company to a third party will indemnify the Company for any costs or damages the Company incurs as a result of the unauthorized act.

3.8 **Title to Company Property.** All property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in any Company property in its individual name or right, and each Member's Membership Interest shall be personal property for all purposes.

3.9 **Negation of Fiduciary Duties.** A Member who is not also a Manager owes no fiduciary duties to the Company or to the other Members solely by reason of being a Member.

3.10 **Withdrawal of a Member.** A Member at any time may withdraw from the Company by giving written notice to the Company and the other Members at least 30 days prior to the effective date of the withdrawal.

3.11 **Transfer of Membership Interest.**

(a) <u>Transfers Prohibited</u>. A Member may not Transfer, directly or indirectly, any portion or all of a Membership Interest without the Company's prior written consent. With respect to a Member that is an Entity, a change in the control of the Member is an indirect Transfer for purposes of this Article 3.11.

(b) <u>Right of First Refusal</u>. Upon the approval of any Transfer as set forth above, the Member desiring to transfer or sell a Membership Interest must then offer the Membership Interest to the other Members on the same terms as any offered by a non-member third party. Said other Members shall have thirty (30) days in which to match the specific terms of any non-Member third party, in which case the Membership Interest shall be sold to the offering Member. If multiple Members desire to purchase the Membership Interest from the selling Member, then the purchasing Members shall be entitled to purchase the Membership Interest according to their existing Membership Interest in the Company immediately prior to the sale. In the event that no other Member opts to purchase the Membership Interest, then the selling Member may proceed with the sale, so long as said sale closes within sixty (60) days. If it does not close within said time period, then the selling Member must repeat the process set forth above.

(c) <u>Prohibited Transfers Void</u>. If a Member attempts to Transfer any portion or all of a Membership Interest in contravention of the provisions of this Article 3.11, the purported Transfer will be null and void.

(d) <u>Transferor's Membership Status</u>. If a Member Transfers less than all of the Membership Interest, the Member's rights with respect to the transferred portion, including the right to vote or otherwise participate in the Company's governance and the right to receive Distributions, will terminate as of the effective date of the Transfer. However, the Member will remain liable for any obligation with respect to the transferred portion that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement. If the Member Transfers all of the Membership Interest, the Transfer will constitute an event of Dissociation for purposes of Article (e).

(e) <u>Transferee's Status</u>.

(1) Admission as a Member. A Member who Transfers a Membership Interest has no power to confer on the Transferee the status of a Member. A

Transferee may be admitted as a Member only in accordance with the provisions of Article 3.11. A Transferee who is not admitted as a Member has only the rights described in this Article 3.11.

(2) <u>Rights of Non-Member Transferee</u>. A Transferee who is not admitted as a Member in accordance with the provisions of Article 3.11, (i) has no right to vote or otherwise participate in the Company's governance, (ii) is not entitled to receive information concerning the Company's affairs or inspect the Company's books and records, (iii) with respect to the transferred Membership Interest, is entitled to receive the Distributions to which the Member would have been entitled had the Transfer not occurred and (iv) is subject to the restrictions imposed by this Article 3.11 to the same extent as a Member.

3.12 **Dissociation.**

(a) <u>Events of Dissociation</u>. A Member's Dissociation from the Company occurs upon: (1) the Member's withdrawal or expulsion from the Company; (2) the Member's Transfer of the Member's entire Membership Interest; (3) as to a Member who is a natural person, the Member's Incapacity or death; (4) the Member's Bankruptcy; (5) as to a Member who holds a Membership Interest as a fiduciary, distribution of the entire Membership Interest to the beneficial owners; or (6) as to a Member that is an Entity, the Entity's Dissolution.

(b) <u>Rights of Member Following Dissociation</u>.

(1) If a Member's Dissociation occurs for any reason other than the Member's Incapacity or death, then, after the effective date of the Member's Dissociation, (i) the Member will have no right to vote or otherwise participate in the Company's governance and affairs, (ii) except as provided in Article 6.1(b), the Member will not be entitled to receive information concerning the Company's affairs or inspect the Company's books and records and (iii) if the event that results in the Member's Dissociation does not terminate the Member's entire interest in the Company's profits and capital, then, with respect to the interest the Member retains, the Member will be entitled to receive the Distributions to which the Member would have been entitled had the Dissociation not occurred. Except as provided in this paragraph, a dissociating Member will have no right to receive Distributions or otherwise participate in the Company's financial affairs.

(2) If a Member's Dissociation occurs by reason of the Member's Incapacity or death, the Member's legal representative may exercise the Member's rights under this Agreement and the Act for the sole purpose of settling the Member's estate or administering the Member's property, as the case may be.

(3) Notwithstanding the foregoing provisions of this Article 3.12(b), a dissociating Member will remain liable for any obligation to the Company that existed prior to the effective date of the Dissociation, including any costs or damages resulting from the Member's breach of this Agreement.

ARTICLE 4: FINANCE

4.1 Contributions.

(a)   Initial Members.   The initial members will make the Contributions described below:

(1)   Mark Hayes will contribute cash, labor, materials, or property with an agreed value of at least $6,450.00.

(2)   Ethel Hayes will contribute cash, labor, materials, or property with an agreed value of at least $1,950.00.

(3)   Ashley Hayes will contribute cash, labor, materials, or property with an agreed value of at least $800.00.

(4)   Britney Hayes will contribute cash, labor, materials, or property with an agreed value of at least $800.00.

(b)   Additional Members.   A Person admitted as a Member in connection with the acquisition of a Membership Interest directly from the Company after the Effective Date will make the Contributions specified in the agreement pursuant to which the Person is admitted as a Member.

(c)   Contributions Not Interest Bearing.   A Member is not entitled to interest or other compensation with respect to any cash or property the Member contributes to the Company.

(d)   No Return of Contribution.   A Member is not entitled to the return of any Contribution prior to the Company's dissolution and winding up.

4.2 Allocation of Profit and Loss.

(a)   General Allocation.   The Company's Profit or Loss for a Taxable Year, including the Taxable Year in which the Company is dissolved, will be allocated among the Members in proportion to their Membership Interests.

(b)   Special Allocations.

(1)   If a Member unexpectedly receives an adjustment, allocation, or distribution described in sections 1.704-l(b)(2)(ii)(d)(4), (5) or (6) of the Regulations that creates or increases a deficit in the Member's Capital Account as of the end of a Taxable Year, a pro rata portion of each item of the Company's income, including gross income and gain for the Taxable Year and, if necessary, for subsequent years will be allocated to the Member in an amount and manner sufficient to eliminate the deficit in the Member's Capital Account as quickly as possible.

(2)   If a Member would have a deficit in his or her Capital Account at the end of a Taxable Year that exceeds the sum of (i) the amount the Member is required to pay the Company pursuant to an obligation described in section 1.704-l(b)(2)(ii)(c) of the Regulations and (ii) the Member's share of Minimum Gain, a pro rata portion of each item of the Company's income, including gross income and gain, for the Taxable Year will be allocated to the Member in an amount and manner sufficient to eliminate the deficit in the Member's Capital Account as quickly as possible.

(3)   If there is a net decrease in the Company's Minimum Gain during a Taxable Year, the items of the Company's income, including gross income and gain, for the Taxable Year and, if necessary, for subsequent Taxable Years will be allocated to the Members in proportion to their shares of the net decrease in Minimum Gain. If the allocation made by this paragraph would cause a distortion in the economic arrangement among the Members and it is expected that the Company will not have sufficient income to correct that distortion, the Company may seek to have the Internal Revenue Service waive the requirement for the allocation in accordance with section 1.704-2(f)(4) of the Regulations.

(4)   Items of the Company's loss, deductions, and expenditures described in section 705(a)(2)(B) of the Code that are characterized as "partner nonrecourse deductions" under Section 1.704-2(i) of the Regulations will be allocated to the Members according to the ratio in which the Members bear the economic risk of loss with respect to the nonrecourse liabilities to which such items are attributable.

(5)   Items of income, gain, loss and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by section 704(c) of the Code and related Regulations.

(6)   If the special allocations required by this Article 4.2(b) result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this paragraph is subject to and must be consistent with the special allocations.

(c)   <u>Effect of Transfers During Year</u>. The Company will prorate items attributable to a Membership Interest that is the subject of a Transfer during a Taxable Year between the transferor and the Transferee based on the portion of the Taxable Year that elapsed prior to the Transfer.

4.3   **Tax Allocations.** For federal income tax purposes, unless the Code or Regulations otherwise require, each item of the Company's income, gain, loss, or deduction will be allocated to the Members in proportion to their allocations of the Company's Profit or Loss.

4.4   **Distributions.**

(a)   <u>Available Funds</u>. The Company may, in the sole discretion of the Managers, distribute to the Members, at annual intervals, any Available Funds remaining after the reservation of a reasonable fund to cover the operation of the Company.

(b)   <u>Allocation</u>. The Company will make all Distributions to the Members in proportion to their Membership Interests.

(c)   <u>Prohibited Distributions</u>. The Company may not make a Distribution if, after giving effect to the Distribution, (1) the Company would not be able to pay its debts as they become due in the usual and regular course of its business or (2) the fair market value of the Company's total assets would be less than the sum of its total liabilities. The Company's determination of its capacity to make a Distribution under this Article 4.4(c) will be made as of the date and in accordance with a method authorized by section 48-3a-405 of the Act.

(d)   Negation of Right to Distribution in Kind. Except as provided in Article 7.2, a Member has no right to demand and receive a Distribution in a form other than cash.

(e)   Obligation to Return Wrongful Distribution. If for any reason a Member receives a Distribution to which the Member is not legally entitled, the Member will return the Distribution to the Company within 30 days after receiving notice of the wrongful Distribution.

(f)   Waiver of Obligation to Return Rightful Distribution. Except to the extent required by section 48-3a-403 of the Act, a Member has no liability to return to the Company a Distribution to which the Member is legally entitled, regardless of the Company's inability to discharge its obligations to its Creditors.

4.5   **Capital Accounts.**

(a)   General Maintenance. The Company will establish and maintain a Capital Account for each Member. A Member's Capital Account will be:

(1)   increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property or services the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Profits; and

(2)   decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Losses.

(b)   Adjustments.

(1)   Distributions in Kind. If at any time the Company distributes property in kind, it will adjust the Members' Capital Accounts to account for their shares of any Profit or Loss the Company would have realized had it sold the property at fair market value and distributed the sale proceeds.

(2)   Acquisitions and Redemptions. If at any time a Person acquires a Membership Interest from the Company or the Company redeems a Membership Interest, the Company will adjust the Members' Capital Accounts to account for their shares of any Profit or Loss the Company would have realized had it sold all of its assets at fair market value on the date of the acquisition or redemption.

(c)   Transfer of Capital Account. A Transferee of a Membership Interest succeeds to the portion of the transferor's Capital Account that corresponds to the portion of the Membership Interest that is the subject of the Transfer.

(d)   Compliance with Code. The requirements of this Article 4.5 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Regulations promulgated under section 704(b) of the Code.

ARTICLE 5: MANAGEMENT

5.1 **Representative Management.** The Company will be managed by Managers and shall NOT be managed by its Members. The names and business addresses of the Company's Manager is:

Mark Hayes
10421 South Jordan Gateway, Suite 600
South Jordan, UT 84095
Ashley Hayes
10421 South Jordan Gateway, Suite 600
South Jordan, UT 84095

Ethel Hayes
10421 South Jordan Gateway, Suite 600
South Jordan, UT 84095
Britney Hayes
10421 South Jordan Gateway, Suite 600
South Jordan, UT 84095

5.2 **Powers and Authority.** Except for matters on which the Members' approval is required by this Agreement, the Managers have full power, authority, and discretion to manage and direct the Company's business, affairs, and properties, and to take all actions necessary to effectuate Article 4.1(c)(3).

5.3 **Manner of Acting.**

(a) <u>General</u>. The Managers may act with respect to any matter within the scope of their authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting and, subject to the provisions of Article 5.5, the delegation of duties and responsibilities with respect to which the delegate may act without approval or ratification by the other Managers.

(b) <u>Written Consent</u>. The Managers may act without a meeting by written consent describing the action and signed by all Managers.

(c) <u>Required Approval</u>. The Managers' unanimous approval is required for any matter arising within the scope of their authority.

(d) <u>Prerequisites for Managers</u>. The Manager must be a Class A Member in order to become or remain a Manger of Company

5.4 **Agency Power and Authority.** A Manager apparently acting for the Company in the usual course of its business has the power to bind the Company and no person has an obligation to inquire into the Manager's actual authority to act on the Company's behalf. However, if a Manager acts outside the scope of the Manager's actual authority, the Manager will indemnify the Company for any costs or damages it incurs as a result of the unauthorized act.

5.5 **Delegation of Authority.** A Manager at any time may delegate to any other Manager, in whole or in part, the delegating Manager's authority and powers to manage the Company's business, affairs and properties. Any such delegation must be effected by a written instrument that (a) specifies the scope and duration of the delegation, (b) reserves to the delegating Manager the power to revoke the delegation at any time and for any or no reason, (c) prohibits substitution without the delegating Manager's written consent and (d) is signed by the delegating Manager and delivered to the delegate. While a delegation is in effect, the delegate may exercise the delegated authority and powers with the same force and effect as if the delegating Manager had personally joined in the exercise of the delegated authority and powers. However, the delegating Manager will not be liable for any action so taken. Delegation of a Manager's authority and powers pursuant to this Article 5.5 will not cause the delegating Manager to cease to be a Manager.

5.6 **Fiduciary Duties.**

(a) Standard of Care.

(1) Liability for Wrongful Acts. A Manager is liable to and will indemnify the Company for all costs, expenses, or damages attributable to an act or omission that constitutes a breach of this Agreement, gross negligence, or a violation of law.

(2) Justifiable Reliance. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters the Manager reasonably believes to be within the Person's expertise or competence.

(b) Competing Activities. A Manager may participate in any business or activity without accounting to the Company or the Members. A Manager may not, however, accept a business opportunity for the Manager's own account that the Manager believes or has reason to believe the Company would accept if brought to its attention. A Manager must disclose to the Company any such business opportunity of which the Manager becomes aware. If the Company declines to accept the opportunity, the Manager may pursue it for the Manager's own account. If the Manager fails to disclose the opportunity, the Manager will account to the Company for any income the Manager derives from the opportunity and will indemnify the Company for any loss the Company incurs as a result of the failure to disclose.

(c) Self-Dealing. A Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by Members having no interest in the transaction constitutes conclusive evidence that the terms satisfy the foregoing condition.

5.7 **Indemnification and Advancement of Costs.**

(a) Indemnification.

(1) Mandatory. The Company will indemnify a Manager for all expenses, losses, liabilities, and damages the Manager actually and reasonably incurs in connection with the Manager's successful defense of any claim, action or proceeding arising out of or relating to the Manager's conduct of the Company's activities.

(2) Permissive. The Company may, but is not required to, indemnify a Manager for all expenses, losses, liabilities, and damages the Manager actually and reasonably incurs in connection with the Manager's unsuccessful defense of any claim, action, or proceeding arising out of or relating to the Manager's conduct of the Company's activities, but only if (i) the Manager's conduct was in good faith, (ii) the Manager reasonably believed that the Manager's conduct was in, or not opposed to, the Company's best interests, (iii) in the case of a criminal proceeding, the Manager had no reason to believe the Manager's conduct was unlawful, (iv) in the case of a proceeding by or in the right of the Company, the Manager was not adjudged

liable to the Company and (v) in the case of any other proceeding, the Manager was not adjudged liable to any Person on the basis that the Manager derived an improper personal benefit.

(b)　　Advancement of Costs.　The Company may, but is not required to, pay for or reimburse the expenses a Manager actually and reasonably incurs in connection with a proceeding arising out of or relating to the Manager's conduct of the Company's activities in advance of final disposition of the proceeding, but only if (1) the Manager furnishes to the Company a written affirmation of the Manager's good faith belief that the Manager has met the applicable standards of conduct described in Article 5.7(a)(2), (2) the Manager furnishes to the Company a written, signed undertaking to repay the advance if it is ultimately determined that the Manager did not meet such standards of conduct and (3) the Company determines that the facts then known by it would not preclude indemnification under this Article 5.7.

5.8　　**Compensation.**　The Company will not compensate a Manager for services rendered to or on behalf of the Company without approval of the Members. The amount of the compensation will be commensurate to the value of the services and may be determined with or without regard to Profit or other indicators of the results of operations. Compensation paid to a Manager will be treated as an expense for purposes of determining Profit. The Company will also reimburse each Manager for reasonable expenses properly incurred on the Company's behalf.

5.9　　**Tenure.**

(a)　　Term.　A Manager will serve until the earlier of: (1) the Manager's resignation; (2) the Manager's removal; (3) the Manager's Bankruptcy; (4) as to a Manager who is a natural person, the Manager's Incapacity or death; and (5) as to a Manager that is an Entity, the Manager's dissolution.

(b)　　Resignation.　A Manager at any time may resign by written notice delivered to the Members at least 30 days prior to the effective date of the resignation.

(c)　　Removal.　The Members at any time may remove a Manager, with or without cause.

(d)　　Vacancy.　If a Manager for any reason ceases to act, the Members will promptly elect a successor, to serve until a successor is elected and qualified.

5.10　　**Business Operations.**　Unless otherwise authorized by the Members, in the operation of the Company, the Company shall, and the Managers shall assure, that the Company shall:

(a)　　Maintain books and records and bank accounts separate from those of any other person.

(b)　　Maintain its assets in such a manner that it is not costly or difficult to segregate, identify, or ascertain such assets.

(c)　　Hold itself out to creditors and the public as a legal entity separate and distinct from any other entity.

(d)　　Prepare separate tax returns and financial statements, or if part of a consolidated group, then it will be shown as a separate member of such group.

(e)   Allocate and charge fairly and reasonably any common employee or overhead shared with affiliates and maintain a sufficient number of employees in light of its contemplated business operations.

(f)   Transact all business with affiliates on an arm's-length basis and pursuant to enforceable agreements.

(g)   Conduct business in its own name, and use separate stationery, invoices and checks.

(h)   Not commingle its assets or funds with those of any other person.

(i)   Not assume, guarantee, or pay the debts or obligations of any other person.

(j)   Pay its own liabilities out of its own funds.

(k)   Not acquire obligations or securities of its members.

(l)   Not pledge its assets for the benefit of any other entity or make any loans or advances to any entity.

(m)   Correct any known misunderstanding regarding its separate identity.

(n)   Maintain adequate capital in light of its contemplated business operations.

(o)   Maintain all required qualifications to do business in the state in which the Property is located.

ARTICLE 6: RECORDS AND ACCOUNTING

6.1   **Maintenance of Records.**

(a)   <u>Required Records</u>. The Company will maintain at its Designated Office such books, records, and other materials as are reasonably necessary to document and account for its activities, including, without limitation:

(1)   a current list, in alphabetical order, of the full name and last-known business, residence or mailing address of each Member and each Manager;

(2)   a copy of the Certificate;

(3)   the Statement of Authority;

(4)   any Statement(s) of Denial;

(5)   copies of any signed powers of attorney pursuant to which the Certificate or Statement of Authority were signed;

(6)   copies of the Company's federal, state, and local income tax returns and reports for the three most recent Taxable Years;

(7)   copies of the Company's financial statements for the three most recent Taxable Years;

(8)   a copy of this Agreement, including any amendments; and

(9)   copies of any minutes of each meeting of the Members and of any written consents of the Members.

(b)   Authorized Access.

(1)   Each current or former Member or Manager is entitled to inspect and copy, during regular business hours at the Company's Designated Office, any of the records described in Article 6.1(a) after first giving the Company written notice at least five business days before the inspection and copying is to occur. However, a former Member or Manager is entitled to inspect and copy only those records that pertain to the period of the former Member's or Manager's tenure as a Member or Manager or are reasonably necessary to enable the former Member or Manager to establish a claim or defense in a controversy with the Company, any Member or Manager or any other Person.

(2)   An authorized agent or attorney of a current or former Member or Manager has the same rights of inspection and copying as such current or former Member or Manager.

(3)   Any costs associated with the production or reproduction of the Company's records will be borne and paid in advance by the requesting current or former Member or Manager.

(c)   Confidentiality. No current or former Member or Manager will disclose any information relating to the Company or its activities to any unauthorized person or use any such information for his or her or any other Person's personal gain or for any other improper purpose.

6.2   **Statement of Authority.** Only one Statement of Authority shall be effective at a time. The Statement of Authority with the latest date shall be the effective Statement Authority, and all previous Statements of Authority shall have no effect.

6.3   **Statement of Denial.** A Member or Manager of the Company filing a Statement of Denial with the Division or an office for recording transfers of real property must concurrently provide the Company a true and correct copy of any such Statement of Denial. If the Division or the office for recording transfers of real property then accepts the Statement of Denial, the filing Member or Manager must immediately provide the Company with a true and correct copy of the Statement of Denial with any information affixed thereto by the Division or the office for recording transfers of real property.

6.4   **Financial Accounting.**

(a)   Accounting Method. The Company will account for its financial transactions using a method of accounting determined by the Managers in compliance with sections 446 and 448 of the Code.

(b)   Taxable Year. The Company's Taxable Year is the Company's annual accounting period, as determined by the Managers in compliance with sections 441, 444, and 706 of the Code.

6.5   **Reports.**

(a)   Members. As soon as practicable after the close of each Taxable Year, the Company will prepare and send to the Members such reports and information as are reasonably necessary to (1) inform the Members of the results of the Company's operations for the Taxable Year and (2) enable the Members to completely and accurately reflect their distributive shares of the Company's income, gains, deductions, losses and credits in their federal, state and local income tax returns for the appropriate year.

(b)　Periodic Reports.　The Company will complete and file any periodic reports required by the Act or the law of any other jurisdiction in which the Company is qualified to do business.

6.6　**Tax Compliance.**

(a)　Withholding.　If the Company is required by law or regulation to withhold and pay over to a governmental agency any part or all of a Distribution or allocation of Profit to a Member:

(1)　the amount withheld will be considered a Distribution to the Member; and

(2)　if the withholding requirement pertains to a Distribution in kind or an allocation of Profit, the Company will pay the amount required to be withheld to the governmental agency and promptly take such action as it considers necessary or appropriate to recover a like amount from the Member, including offset against any Distributions to which the Member would otherwise be entitled.

(b)　Tax Matters Partner.　The Company may designate a Member to act as the "Tax Matters Partner" pursuant to Section 6231(a)(7) of the Code. The Company may remove any Tax Matters Partner, with or without cause, and designate a successor to any Tax Matters Partner who for any reason ceases to act. A Member is eligible to serve as the Tax Matters Partner only if (1) the Member is then serving as a Manager or (2) no Member is then serving as a Manager. The Tax Matters Partner will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company-level audit or a proposed adjustment of any of the Company's tax items. The Tax Matters Partner may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item. The Company will reimburse the Tax Matters Partner for reasonable expenses properly incurred while acting within the scope of the Tax Matters Partner's authority.

ARTICLE 7: DISSOLUTION

7.1　**Events of Dissolution.**

(a)　Enumeration.　The Company will dissolve upon the first to occur of:

(1)　the vote of the all Members to dissolve the Company, unless the dissolution is revoked in accordance with the provisions of the Act;

(2)　any event that makes the Company ineligible to conduct its activities as a limited liability company under the Act;

(3)　the Company's administrative dissolution under the Act;

(4)　entry of a decree of judicial dissolution; or

(5)   any event or circumstance that makes it unlawful or impossible for the Company to carry on its business, unless the Company's incapacity to carry on its business is cured within 90 days after such event or circumstance.

(b)   Exclusivity of Events. Unless specifically referred to in this Article 7.1, no event will result in the Company's dissolution.

7.2   **Effect of Dissolution.**

(a)   Appointment of Liquidator. Upon the Company's dissolution, the Managers will appoint a liquidator, who may but need not be a Member. The liquidator will wind up and liquidate the Company in an orderly, prudent, and expeditious manner in accordance with the following provisions of this Article 7.2.

(b)   Final Accounting. The liquidator will make proper accountings (1) to the end of the month in which the event of dissolution occurred and (2) to the date on which the Company is finally and completely liquidated.

(c)   Duties and Authority of Liquidator. The liquidator will make adequate provision for the discharge of all of the Company's debts, obligations, and liabilities. The liquidator may sell, encumber, or retain for distribution in kind any of the Company's assets. Any gain or loss recognized on the sale of assets will be allocated to the Members' Capital Accounts in accordance with the provisions of Article 4.2. With respect to any asset the liquidator determines to retain for distribution in kind, the liquidator will allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the asset been sold at its fair market value.

(d)   Final Distribution. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members of all classes in proportion to their Capital Accounts. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

(e)   Required Filings. The liquidator will file a statement of dissolution with the Division and take such other actions as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

7.3 **Effect of Bankruptcy, Death, Incompetency or Withdrawal of a Member.** The bankruptcy, death, dissolution, liquidation, termination, or adjudication of incompetency of a Member shall not cause the termination or dissolution of the Company and the business of the Company shall continue. Upon any such occurrence, the trustee, receiver, executor, administrator, committee, guardian, or conservator of such Member shall have all the rights of such Member for the purpose of settling or managing its estate or property, subject to satisfying conditions precedent to the admission of such assignee as a substitute Member. The transfer by such trustee, receiver, executor, administrator, committee, guardian, or conservator of any Membership Interest shall be subject to all of the restrictions, hereunder to which such transfer would have been subject if such transfer had been made by such bankrupt, deceased, dissolved, liquidated, terminated, or incompetent Member. In the event that the Company has only one Member, such Member may not withdraw as a Member of the Company.

ARTICLE 8: GENERAL PROVISIONS

8.1 **Amendments.**

(a) <u>Amendments to the Certificate</u>. The Company will execute and file with the Division an amended Certificate or a restated Certification when (1) there is a change in the Company's name, (2) there is a change in the character of the Company's business, as specified in the Certificate or (3) there is a false or erroneous statement in the Articles. If any such amendment or restatement results in inconsistencies between the Certificate and this Agreement, this Agreement will prevail.

(b) <u>Amendments to the Statement of Authority</u>. The Company will execute and file with the Division an amended Statement of Authority when (1) there is a change in the Company's management structure or (2) there is a change in the identity of any Manager. If any such amendment results in inconsistencies between the Statement of Authority and this Agreement, this Agreement will prevail.

(c) <u>Other Amendments</u>. Any Manager or any Member may propose for consideration and action an amendment to this Agreement, to the Certificate, or to the Statement of Authority. Any proposed amendment will become effective at such time as it is approved by the Managers and voting Members.

8.2 **Power of Attorney.** Each Member appoints each Manager, with full power of substitution, as the Member's attorney-in-fact, to act in the Member's name to execute and file (a) all certificates, applications, reports, and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including, without limitation, an amended Certificate or a restated Certificate, (c) amendments to or cancellations of the Statement of Authority (d) and all instruments of transfer necessary to effect the Company's dissolution and termination. The power of attorney granted by this Article 8.2 is irrevocable and coupled with an interest.

8.3 **Investment Representation.** Each Member represents to the Company and the other Members that (a) the Member is acquiring a Membership Interest in the Company for investment and for the Member's own account and not with a view to its sale or distribution and (b) neither the Company nor any Member or Manager has made any guaranty or representation upon which the Member has relied concerning the possibility or probability of profit or loss resulting from the Member's investment in the Company.

8.4 **Resolution of Disputes.**

(a) <u>Deadlock</u>. In order to avoid a possible impasse or deadlock, in the event that the Members or Managers are unable to agree after a vote on a matter, the matter shall be submitted for decision to a decision-maker which shall be Clarkson & Associates, LLC, or a different third party, if the Members or Managers can mutually agree on such party. The decision-maker shall base its decision on the best interests of the Company. The decision shall be binding on the Company

(b) <u>Mediation</u>. The parties will endeavor in good faith to resolve all disputes arising under or related to this Agreement by mediation.

(c) <u>Litigation</u>. If the parties fail in their attempt to resolve a dispute by mediation, they will submit the dispute by way of a complaint to the exclusive jurisdiction of the state and federal courts situated within Washington County, State of Utah. All of the Members submit themselves to the personal jurisdiction of said courts, and waive any and all objections based on venue. Utah law will govern the rights and obligations of the parties with respect to the matters in controversy. In the event of any such litigation, the prevailing party shall be entitled to an award of all of its costs, including reasonable attorney's fees.

8.5 **Notices.** Any notice contemplated by this Agreement may be sent by any commercially reasonable means, including hand delivery, first class mail, facsimile, e-mail, or private courier. The notice must be prepaid and addressed as set forth in the Company's records. The notice will be effective on the date of receipt or, in the case of notice sent by first class mail, the fifth day after mailing. If notice is required to be given to a Member or Manager, a written waiver signed by the Member or Manager and delivered to the Company, whether before or after the time the notice is required to be given, is the equivalent of timely notice.

8.6 **Resolution of Inconsistencies.** If there are inconsistencies between this Agreement and the Certificate or the Statement of Authority, such inconsistencies shall be resolved in favor of this Agreement, then the Certificate and then the Statement of Authority. If there are inconsistencies between this Agreement and the Act, this Agreement will control, except to the extent the inconsistencies relate to provisions of the Act that the Members cannot alter by agreement. Without limiting the generality of the foregoing, unless the language or context clearly indicates a different intent, the provisions of this Agreement pertaining to the Company's governance and financial affairs and the rights of the Members upon withdrawal and dissolution will supersede the provisions of the Act relating to the same matters.

8.7 **Additional Instruments.** Each Member will execute and deliver any document or statement necessary to give effect to the terms of this Agreement or to comply with any law, rule, or regulation governing the Company's formation and activities.

8.8 **Computation of Time.** In computing any period of time under this Agreement, the day of the act or event from which the specified period begins to run is not included. The last day of the period is included, unless it is a Saturday, Sunday or legal holiday, in which case the period will run until the end of the next day that is not a Saturday, Sunday or legal holiday.

8.9 **Entire Agreement.** This Agreement, the Certificate, and the Statement of Authority comprise the entire agreement among the parties with respect to the Company. This

Agreement, the Certificate, and the Statement of Authority supersede any prior agreements or understandings with respect to the Company. No representation, statement, or condition not contained in this Agreement, the Certificate, or the Statement of Authority has any force or effect.

 8.10 **Waiver.** No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver.

 8.11 **General Construction Principles.** Words in any gender are deemed to include the other genders. The singular is deemed to include the plural and vice versa. The headings and underlined paragraph titles are for guidance only and have no significance in the interpretation of this Agreement.

 8.12 **Binding Effect.** Subject to the provisions of this Agreement relating to the transferability of Membership Interests and the rights of Transferees, this Agreement is binding on and will inure to the benefit of the Company, the Members, and their respective distributees, successors and assigns.

 8.13 **Governing Law.** Utah law governs the construction and application of the terms of this Agreement.

 8.14 **Counterparts.** This Agreement may be executed in counterparts, each of which will be considered an original.

 Signed on the respective dates set forth below, to be effective as of the Effective Date.

 MEMBERS:

 _____
 Mark Hayes
 Date: _____

 _____
 Ethel Hayes
 Date: _____

 _____
 Ashley Hayes
 Date: _____

 _____
 Britney Hayes
 Date: _____

The undersigned, as the Company's designated Managers, accept the office of manager and agree to be bound by all of the terms and conditions of this Agreement.

Signed on the date set forth below, to be effective as of the Effective Date.

MANAGERS:

____

Mark Hayes
Date: ___________________________________

____

Ethel Hayes
Date: ___________________________________

____

Ashley Hayes
Date: ___________________________________

____

Britney Hayes
Date: ___________________________________

Signature: Mark Hayes
Mark Hayes (Dec 14, 2018)

Email: hayzon1@aol.com

Signature: [signature]
Ethel Hayes (Dec 14, 2018)

Email: ehayesproperties@gmail.com

Signature: [signature]
Ashley Hayes (Dec 14, 2018)

Email: ahayes34@toromail.csudh.edu

Signature: Britney Hayes
Britney Hayes (Dec 14, 2018)

Email: britneyd_hayes@yahoo.com